SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of March 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On March 12, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending Notices to Shareholders establishing the terms of a Rights Offering. This information was sent to the Bolsa Mexicana de Valores on March 12, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                                                                                                                                                                                                           Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: March 12, 2004..

EXHIBIT A

Notice to Shareholders

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(NYSE: ICM)

Internacional de Ceramica, S.A. de C.V. (the "Company") hereby announces to its shareholders that on January 14, 2004 it was determined to increase the Company's authorized capital.

In accordance with resolutions adopted at the General Ordinary Meeting held on January 14, 2004 and with resolutions adopted by the Board of Directors at board meeting held on March 12, 2004, it was agreed that the 39,000,000 Series "B" shares, represented by 19,500,000 Common Units, and that the 13,232,026 Series "L" Shares and 13,232,026 Series "D" Shares, represented by 13,232,026 Limited Voting Units, resulting from the capital increase will be offered to Company's shareholders during an offering period beginning on March 15 and ending on March 30, to the holders of record as of March 18, 2004. The subscription price will be US $1.3636 per new Common Unit and new Limited Voting Unit. Shareholders will be entitled to purchase 0.6734980 new Common Units or new Limited Voting units for each Common Unit or Limited Voting Unit, respectively, the shareholders own on the record date. The Mexican Peso-Dollar exchange rate for the payment will be the exchange rate published in the "Diario Oficial de la Federación" on March 23, 2004.

Shareholders of record as of March 15th, 2004 of ADR's who wish to exercise their preemptive rights to purchase new ADRs will have to notify to the Depositary Citibank, N.A. no later than 2:30 p.m. New York City time, March 25th. 2004, as described in the Prospectus relating to the Offering filed with the United States Securities and Exchange Commission on March 12, 2004.

Of the shares, if any, remaining unsubscribed at the close of the offering, in accordance with resolutions adopted by the Company's Board of Directors, they will be offered to certain persons as determined by the Company in a extended offering which will take place on March 31st, 2004 on the same terms as offered to the shareholders generally.